                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

July 5, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Tax-Managed Funds

Dear Mr. Thompson:

The following responds to your comments of June 29, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard Tax-Managed Growth and Income Fund (the “Fund”).  You commented on Post-Effective Amendment No. 37, which was filed on May 16, 2011 pursuant to Rule 485(a).

Comment 1:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that one of the Fund’s investment objectives is to provide “a moderate level of current income” via its principal investment strategy, which is to purchase substantially all of the S&P 500 Index stocks.  Please add disclosure explaining how this principal strategy is designed to achieve the goal of providing moderate current income.

Response:        We will add the following disclosure.

                        Primary Investment Strategies

                        The Fund purchases stocks included in the Standard & Poor’s 500 Index – an index that is dominated by the stocks of large U.S. companies.  The Fund will hold substantially all of the S&P 500 Index stocks, and expects to earn a level of dividend income consistent with that of the Index less the Fund’s expenses.  To minimize capital gains distributions caused by portfolio trades, the Fund sells portfolio securities with a higher tax basis.

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Comment 2:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund invests in “substantially all” of the S&P 500 Index stocks.  To the extent that these investments include small- and mid-cap stocks, please add disclosure to the Primary Risks section of the Fund Summary explaining the risks of these types of securities, or, in lieu of such disclosure, explain why it is not necessary.

Response:        The S&P 500 Index is considered a large-cap index.  As of March 31, 2011, the companies comprising the index had an average market capitalization of over $24 billion.  As a result, we do not believe that the requested Primary Risk disclosure regarding small- and mid-cap stocks is necessary as these stocks do not represent a material portion of the Index.

Comment 3:   Summary Prospectus – Incorporation by Reference

Comment:       Please include the legend that will appear on the Fund’s summary prospectus indicating certain information that will be incorporated by reference.

Response:        The following legend will appear on the Fund’s summary prospectus:  “The Fund's statutory Prospectus and Statement of Additional Information dated July 15, 2011 are incorporated into and made part of this Summary Prospectus by reference.”

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

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